January 13, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Linda Van Doorn
Senior Assistant Chief Accountant

Re:	CNL Income Properties, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2007 (“Form 10-K”) and
CNL Lifestyle Properties, Inc. (f.k.a. CNL Income Properties, Inc.)
Form 10-Q for the quarterly period ended September 30, 2008 (“Form 10-Q”)
File No. 000-51288

Ms. Van Doorn:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 22, 2008 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filings. For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company’s responses are provided below each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 6 – Investment in Unconsolidated Entities

Summarized Balance Sheet Data, page 76

1.	We read your response to comment three. Please clarify to us how the fact that you have not received distributions from your Wolf Partnership during 2007 and 2008 was considered in determining the probability of future distributions. Additionally, confirm that you will include expanded disclosure in your future filings regarding the factors that you consider in your impairment analysis.

CNL Lifestyle Properties, Inc. (f.k.a. CNL Income Properties, Inc.)

January 13, 2008 Response

Response: At the time we conducted our impairment analysis, we concluded that the fair market value of our investment in the Wolf Partnership exceeded our carrying value. Our estimate of the fair market value took into account the historical and current cash flows generated from the properties, cost saving measures being implemented, the cyclical nature of economic downturns and the brand recognition of the properties. As a result of these considerations, although we did not receive any cash distributions in 2007 or 2008, we expected that future net operating income of the properties would improve considerably over 2007 and 2008 actual results and that we would once again receive cash distributions.

Between 2001 and 2005, the annual net operating income from the properties owned by the Wolf Partnership averaged almost $14 million per year. Since then, particularly in 2007 and 2008, the markets in which these hotels operate have been negatively impacted by regional economic problems in the Midwest United States and, more recently, the current global economic recession. Prior to this downturn, several competing properties opened which compounded the impact of the recession on our properties. Additionally, during early June of 2008, the Wisconsin Dells market was impacted by a four day period of substantial rainfall which created a local disaster when a levy on Lake Delton washed out and flooded major roads in the area. Floods directly disrupted business for two weeks during a typically busy season and this unforeseen incident indirectly affected the entire Dells tourism industry during its entire peak summer season. Room bookings, which were off significantly in June and July, did not begin to recover until August 2008. Despite these issues, the properties owned by the Wolf Partnership continued to generate net operating income in 2008.

At the time we conducted our prior impairment tests we expected, and we continue to expect, that as the regional and global economies improve, the net operating income generated by these properties will begin to return to historical averages. Additionally, we feel that the brand recognition of these properties will allow for improvement sooner and more quickly than some of the newer competitors.

Additionally, in 2008 to help stimulate an improvement in net operating income, we began taking the following steps that we expected would result in a near-term improvement in operating performance:

1.	We reached a tentative agreement with the property manager, who is also our partner, to reduce its management fees (Note that this agreement is still pending as we are currently exploring other additional structural amendments to the partnership).

2.	We improved our asset management efforts by recruiting an experienced hospitality manager to provide additional oversight of day to day operations of the properties.

CNL Lifestyle Properties, Inc. (f.k.a. CNL Income Properties, Inc.)

January 13, 2008 Response

3.	We began implementing a variety of cost saving initiatives such as shutting down the properties on Tuesdays and Wednesdays in the fall of 2008 in order to minimize costs during slower months.

4.	We began evaluating certain targeted low-cost additional investments in the properties which are designed to increase customer visits (i.e. an interactive family entertainment system, expanded food and beverage concepts, etc.).

We still believe that the impact of the above steps will have a direct positive impact of net operating income as the recession ends and the economy begins to improve.

We also took into account our annual cash distribution preference that we have under the terms of the Wolf Partnership Agreement, as discussed in our initial response dated December 3, 2008. Our preference allows us to receive all distributable cash from the Wolf Partnership, up to 11 percent of our unreturned partnership capital ahead of our partner. Accordingly, when net operating income improves, we will be entitled to a majority, if not all, of the distributable cash from the Wolf Partnership. The expected increase in net operating income, for the reasons described above, combined with our distribution preference was the basis of the conclusion that our investment in the Wolf Partnership was not impaired.

In connection with the filing of our Form 10-K for the year ended December 31, 2008, we will again evaluate our investment in the Wolf Partnership for impairment. Throughout the end of 2008, the ongoing recession and the unforeseen impact from the natural disaster in the Wisconsin Dells market continued to negatively impact the properties and performance has not yet begun to improve. As such, while we still believe that ultimately the improvement will still occur, it will likely take longer than we previously anticipated. Accordingly, we are currently in the process of reforecasting the estimated property operating results and the related cash distributions that we expect to receive from the Wolf Partnership. Based on these new forecasts, we will update our estimate of the fair market value of our investment in the Wolf Partnership and, if necessary, record an impairment charge as of December 31, 2008.

We hereby confirm that we will include expanded disclosures regarding the factors we considered when evaluating our investment for potential impairment in future filings.

CNL Lifestyle Properties, Inc. (f.k.a. CNL Income Properties, Inc.)

January 13, 2008 Response

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2008

Financial Statements and Notes

Note 15 – Subsequent Events, page 19

2.	We note in your response to comment seven that you closely monitor the operating results of each of your properties through monthly rent coverage versus budget comparisons, asset manager site visits and regular tenant communication. Please confirm that you will include expanded disclosure in future filings regarding your monitoring process.

Response: We hereby confirm that in future filings we will expand our disclosures regarding our monitoring process to indicate that we review monthly rent coverage versus budget for each property, conduct periodic asset manager site visits and communicate regularly tenants regarding property performance.

*  *  *  *

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings; and

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned at (407) 650-1000.

Sincerely,

/s/ Tammie A. Quinlan
Tammie A. Quinlan
Executive Vice President and Chief Financial Officer

cc:	Jaime John
Staff Accountant

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